EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization
MutualFirst Financial, Inc.	Mutual Federal Savings Bank	100%	United States
MutualFirst Financial, Inc.	Indiana Title Insurance Co., LLC	26.9%	Indiana
Mutual Federal Savings Bank	First M.F.S.B. Corporation	100%	Indiana